                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   2   )*
                                           ------



                          CORVAS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  221005 10 1
                          --------------------------
                                (CUSIP Number)

   George D. Hobbs, Esquire, Vice President, Corporate Counsel and Secretary
                                 Centocor, Inc.
                            200 Great Valley Parkway
                          Malvern, Pennsylvania  19355
                                (610) 651-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               October 13, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221005 10 1



                                                               Page 1 of 4 pages

                                 SCHEDULE 13D

------------------------                                 ---------------------
 CUSIP NO. 221005 10 1                                     PAGE 2 OF 4 PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Centocor, Inc.
      I.R.S. I.D. No. 23-2117202
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2
      (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A

--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                             0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      0 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

     This Statement constitutes the Final Amendment to the Statement on the
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 18, 1992, as amended by Amendment No. 1 to Schedule 13D, filed with the Commission on December 15, 1995, by Centocor, Inc., a Pennsylvania corporation ("Centocor"), in connection with its beneficial ownership of shares of Common Stock, no par value per share (the "Shares") of Corvas International, Inc., a California corporation (the "Issuer").

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Item 5 is hereby amended and supplemented by adding the following text at the end thereof:

On October 13, 1997, all of the 669,271 Shares owned by Centocor were sold by Centocor through a broker, Smith Barney, Inc. in a series of 11 transactions on the Nasdaq National Market. The Shares were sold at prices from $4.00 per share to $4.875 per share, with a weighted average sales price per share of $4.01. As a result of these transactions, Centocor owns no Shares of the Issuer.

                                   SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 1997             CENTOCOR, INC.


                                    By: /s/ George D. Hobbs
                                        --------------------------------
                                    Name:  George D. Hobbs
                                    Title: Vice President, Corporate Counsel
                                           and Secretary